VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 17, 2015

VIA EDGAR

Mr. Alberto Zapata, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Senior Income Fund

(SEC File Nos. 333-192499, 811-10223)

Mr. Zapata:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) to Jay Stamper on June 12, 2015, for the Registration Statement on Form N-2 for Voya Senior Income Fund (“Registrant”) filed on April 28, 2015. Our summary of the comments made to the Prospectus and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1. GENERAL

a.                                      Comment:                                     The Staff noted that material portions of the filing are incomplete, e.g., fee table information. We may have additional comments on such portions when you complete them.  Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response:                                        As discussed with the Staff, the Registrant will forward a marked copy of the prospectus prior to filing the post-effective amendment.

b.                                      Comment:                                     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:                                        There are no pending exemptive order applications or no-action requests nor a current plan to submit any.

PROSPECTUS

2. Prospectus Summary (page 2)

Comment:                                     The first paragraph under “Principal Investment Strategies” on page 2 states that the fund will invest 80% of its net assets in “Senior Loans.” The third paragraph then explains that this may be done by purchasing a portion of the overall loan or through the use of derivatives.  Please consider including at least a brief description of derivatives risk in the summary where appropriate. Please also consider disclosing the applicable percentage that may be invested in derivatives or disclosing that there is no limit on these investments.

Response:                                        The Registrant will include “Derivative Instruments” risk and “Credit Default Swaps” risk under “Principal Risks.”  However, the Registrant believes the current disclosure with respect to the fund’s use of derivatives is appropriate.

3. What You Pay to Invest — Trust Expenses (page 5)

Comment:                                     Please consider adding disclosure to the prospectus regarding the “Dividend Reinvestment and Cash Purchase Plan” noted in the table entitled “Fees and Expenses of the Fund.”

Response:                                        The Registrant’s plan of dividend reinvestment is explained in the section entitled “Dividends and Distributions — Dividend Reinvestment.”

4. Investment Objective and Policies (page 10)

a.                                      Comment:                                     With regard to the use of total return swaps as disclosed in paragraph 3 under Item 1 “Senior Loans,” the Staff requested that the Registrant please consider adding appropriate risk disclosures specific to total return swaps pursuant to the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is in compliance with the guidance referenced above.

b.                                      Comment:                                     Please note that if the fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the fund operates.

Response:                                        The Registrant appreciates the Staff’s note regarding asset segregation when engaging in total return swaps and also looks forward to any future guidance the Staff may provide.

c.                                       Comment:                                     The Staff noted that the sixth bullet point under Item 2 “Other Investments” includes disclosure with respect to the fund’s investment in other investment companies.  The Staff requested that the Registrant confirm that an additional line item to the fund’s “Fees and Expenses” table for “Acquired Fund Fees and Expenses” was not necessary.

Response:                                        The Registrant confirms it was not necessary to add a line item for “Acquired Fund Fees and Expenses” to the fund’s “Fees and Expenses” table. It will be added in the event the fund’s expense of investing in other investment companies is greater than 0.01% in compliance with Instruction 10.a to Item 3 of Form N-2.

5.  Risk Factors and Special Considerations (page 15)

a.                                      Comment:                                     The Staff noted that the prospectus disclosure indicates that the fund may enter into credit default swaps, either as a buyer or a seller. If the fund will write credit default swaps, please confirm to the staff that the fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response:                                        The Registrant confirms that the fund would segregate the full notional amount of the credit default swap.

b.                                      Comment:                                     For the credit facility described on page 15, please disclose the identity of the credit facility provider.  In addition, please confirm that the agreement for the credit facility will be incorporated into the registration statement.

Response:                                        The Registrant appreciates the Staff’s comment but does not believe this disclosure is required by Form N-2. The Registrant confirms that the agreement for the credit facility will be incorporated into the registration statement.

6.  Repurchase Offers (page 37)

Comment:                                     The Staff noted the use of the term “pro-rata” in the fourth paragraph of this section and requested that the Registrant provide a plain English definition of this term before first use or in the alternative use a different term to comply with the plain English rule.  The Staff also requested that the Registrant review the document and revise “globally.”

Response:                                        The Registrant appreciates the Staff’s comment but submits that this term is plain English.

7. Investment Management and Other Service Providers (page 24)

Comment:                                     Given that the fund’s advisory fee rate is calculated in a manner other than “average net assets,” the Staff requested that the Registrant briefly describe the basis of payment in accordance with Item 9.1.b.

Response:                                        The Registrant appreciates the Staff’s comment but notes that the description of “Managed Assets,” which is the basis upon which the advisory fee is paid, is previously described and defined on page 1 of the prospectus.

8.  Description of the Capital Structure (page 45)

Comment:                                     The Staff requested that the Registrant describe any change of control procedures in accordance with Item 10.1.f.

Response:                                        The Registrant confirms that there are no such provisions in the Registrant’s charter or bylaws.

STATEMENT OF ADDITIONAL INFORMATION

9.  Adviser (page 24)

Comment:                                     The Staff noted that the definition of “Managed Assets,” which is used to calculate the fund’s advisory fee, includes assets acquired through the use of leverage and requested that the Registrant include additional disclosure if the notional value of derivatives contracts is included in this calculation.

Response:                                        The Registrant confirms that the notional value of any derivative contracts are not included in this calculation.

*****************************************

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

Cc:                             Huey P. Falgout, Jr.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 17, 2015

VIA EDGAR

Mr. Alberto Zapata, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Senior Income Fund

(SEC File Nos. 333-192499, 811-10223)

Dear Mr. Oh:

Voya Senior Income Fund (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachment

cc:                                Elizabeth J. Reza, Esq.

Ropes & Gray LLP